Exhibit (a.21)

FRONTEGRA FUNDS, INC.

Articles Supplementary

Frontegra Funds, Inc., a Maryland corporation registered as an open-end investment company under the Investment Company Act of 1940 and having its principal office in Maryland in Baltimore City (hereinafter called the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST:  Pursuant to Section 2-105(c) of the Maryland General Corporation Law, the Board of Directors of the Corporation has, at a duly called meeting, resolved to increase the aggregate number of authorized shares of Common Stock (par value $.01 per share) of the Corporation from One Billion (1,000,000,000) shares of Common Stock to Two Billion (2,000,000,000) shares of Common Stock.

SECOND:  The Board of Directors of the Corporation has, at a duly called meeting, classified Fifty Million (50,000,000) shares of the Corporation’s authorized but unissued and unclassified Common Stock as Service Class shares of Common Stock of the Corporation’s Frontegra Columbus Core Plus Fund and Fifty Million (50,000,000) shares of the Corporation’s authorized but unissued and unclassified Common Stock as Service Class shares of Common Stock of the Corporation’s Frontegra Columbus Core Fund.

THIRD:  The shares of Common Stock of the Corporation as so classified by the Board of Directors of the Corporation shall have the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption as set forth in Article V, Section 5.5 of the Articles of Incorporation of the Corporation, and shall be subject to all of the provisions of the Articles of Incorporation of the Corporation relating to the stock of the Corporation generally.

FOURTH:  The shares of Common Stock of the Corporation aforesaid have been duly classified by the Board of Directors pursuant to authority and power contained in the Articles of Incorporation of the Corporation.

FIFTH:  The total number of shares of all classes which the Corporation had authority to issue prior to these Articles Supplementary was One Billion (1,000,000,000) shares of Common Stock, having a par value of $.01 per share, and an aggregate par value of Ten Million Dollars ($10,000,000), classified and designated as follows:  700,000,000 authorized shares as Institutional Class/Common shares and 300,000,000 authorized shares as Class Y shares.

SIXTH:  The total number of shares of all classes which the Corporation has authority to issue pursuant to these Articles Supplementary is Two Billion (2,000,000,000) shares of Common Stock, having a par value of $.01 per share, and an aggregate par value of Twenty Million Dollars ($20,000,000), classified and designated as follows:  700,000,000 authorized shares as Institutional Class/Common shares; 300,000,000 authorized shares as Class Y shares; and 100,000,000 as Service Class shares.

IN WITNESS WHEREOF, Frontegra Funds, Inc. has caused these Articles Supplementary to be signed as of the 15th day of December, 2009 in its name and on its behalf by its duly undersigned authorized officers, who acknowledge that these Articles Supplementary are the act of the Corporation and that, to the best of their knowledge, information and belief, all matters and facts set forth herein relating to the authorization and approval of these Articles Supplementary are true in all material respects and that this statement is made under penalties of perjury.

Witness:	Frontegra Funds, Inc.
/s/ Elyce D. Dilworth	/s/ William D. Forsyth III
Elyce D. Dilworth Assistant Secretary	William D. Forsyth III President